UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2010, OR

\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble International Stock Ownership Plan, The Procter & Gamble Company, 1 Rue du Pre De La Bichette, P.O. Box 2696, 1211 Geneva 2, Switzerland.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

                Procter & Gamble
                International Stock
                Ownership Plan

                      Financial Statements as of June 30, 2010
                      and 2009, and for the Years Ended
                      June 30, 2010, 2009, and 2008, and
                      Report of Independent Registered
                      Public Accounting Firm

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2010 and 2009	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2010, 2009, and 2008	3

Notes to Financial Statements as of June 30, 2010 and 2009, and for the Years Ended June 30, 2010, 2009, and 2008	4-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
The Procter & Gamble Company
Cincinnati, Ohio

We have audited the accompanying statements of net assets available for plan benefits of the Procter & Gamble International Stock Ownership Plan (the “Plan”) as of June 30, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2010 and 2009, and the changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
September 28, 2010

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF JUNE 30, 2010 AND 2009

	2010	2009

ASSETS:
Cash	$ 524,606	$ 521,642

Investments — at fair value:
The Procter & Gamble Company common stock —
12,720,416 shares (cost $675,861,173) at June 30, 2010;
11,909,036 shares (cost $606,780,750) at June 30, 2009	762,970,548	608,551,740
The J.M. Smucker Company common stock —
20,234 shares (cost $701,029) at June 30, 2010;
23,083 shares (cost $765,371) at June 30, 2009	1,218,474	1,123,223

Total investments	764,189,022	609,674,963

Receivables:
Participant contributions	6,500,203	7,098,238
Employer contributions	2,890,633	3,203,618

Total receivables	9,390,836	10,301,856

Total assets	774,104,464	620,498,461

LIABILITY — Benefits payable	600,637	286,582

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 773,503,827	$ 620,211,879

See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED JUNE 30, 2010, 2009, AND 2008

	2010	2009	2008

ADDITIONS:
Contributions:
Participant contributions	$ 82,082,963	$ 79,067,061	$ 79,563,198
Employer contributions	37,418,424	37,448,405	37,171,944

Total contributions	119,501,387	116,515,466	116,735,142

Investment income (loss):
Increase (decrease) in unrealized appreciation
of investments	85,497,978	(111,771,725)	(44,904,283)
Realized gain from The Procter & Gamble Company
common stock sold	12,664,450	4,074,593	32,334,250
Realized gain from The J.M. Smucker Company
common stock sold	86,149	74,057	141,061
Dividends from The Procter & Gamble Company
common stock	18,223,005	14,904,501	11,731,434
Dividends from The J.M. Smucker Company
common stock	25,721	127,726	28,059

Net investment income (loss)	116,497,303	(92,590,848)	(669,479)

Net additions	235,998,690	23,924,618	116,065,663

DEDUCTION — Benefits paid to participants	(82,706,742)	(74,885,094)	(87,819,485)

TRANSFER IN FROM GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK
OWNERSHIP PLAN			43,568,828

NET INCREASE (DECREASE)	153,291,948	(50,960,476)	71,815,006

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	620,211,879	671,172,355	599,357,349

End of year	$ 773,503,827	$ 620,211,879	$ 671,172,355

See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2010 AND 2009, AND FOR THE YEARS ENDED JUNE 30, 2010, 2009, AND 2008

1.	DESCRIPTION OF THE PLAN

The following description of the Procter & Gamble International Stock Ownership Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and their country’s Plan Supplement for more complete information.

General — The Plan is a defined contribution plan established in June of 1992 covering substantially all full-time international employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries who are not residents of the United States of America. Generally, participation varies by subsidiary or country and eligibility can begin immediately after employment and at various milestones up to one year. The Board of Directors of the Company controls and manages the operation and administration of the Plan. Merrill Lynch serves as a sole trustee of the Plan. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), the rules and regulations of the U.S. Department of Labor, nor is it subject to U.S. income taxation (Note 7). The Plan’s recordkeeper is the Company.

On January 27, 2005, and in connection with the Company’s acquisition of The Gillette Company (“Gillette”), the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gillette providing that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Gillette Company Global Employee Stock Ownership Plan (GESOP) would merge with and into the Plan.

GESOP participants began merging into the Plan effective July 1, 2006. The merger was occurring in phases by country and was completed in 2008.

Contributions — Each year, participants may contribute up to 15% of their base compensation, as defined in the Plan. The Company contributes 50% of the first 5% of the base compensation that a participant contributes to the Plan. However, participants in their initial year of eligibility receive a 100% Company contribution on the first 1% of the base compensation that the participant contributes to the Plan. Participants may be permitted to contribute a “Special Additional Deposit” as a lump sum payment.

There were no non cash employer contributions for the years ended June 30, 2010, 2009, and 2008, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, allocations of Company discretionary contributions, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants are only permitted to invest in Company common stock. All employee and Company contributions are converted into U.S. dollars and then invested in shares of Company stock when funds are delivered to the custodian. Sales of Company stock may occur daily. Any dividends on shares of Company common stock are invested in additional shares of Company common stock.

In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company’s shareholders and subsequently merged into The J.M. Smucker Company (“Smucker”). As a result of the spin-off, participants holding Company common stock received one share of Smucker stock for each fifty shares of Company common stock. The cost basis of Company common stock prior to the Smucker spin-off was allocated between Company common stock held and the Smucker common stock received. Participants are not permitted to purchase additional shares of Smucker stock within the Plan.

Vesting — Participants are fully vested in all shares of common stock credited to their accounts under the Plan.

Payment of Benefits — Participants may withdraw any portion of their contributions in excess of 5% of their base compensation, at any time during the year. Contributions made up to 5% of base compensation and Company matches are available to be withdrawn without penalty five years after the year in which the contributions are made. If a participant withdraws these funds prior to the completion of five years, the Company will suspend matching of employee contributions for one year.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

The Plan invests in common stock of the Company and Smucker which represents a concentration in investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments in common stock are stated at fair value. Quoted market prices are used to value these investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Cash — Amounts shown as cash are uninvested funds held by the trustee that are to be invested daily in Company common stock.

Administrative Expenses — Administrative expenses (i.e., investment management and record keeping expenses) of the Plan are paid by the Company as provided in the Plan Document. Brokerage commissions are paid by the participant, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participant.

Payment of Benefits — Benefit payments to participants are recorded when participants elect to withdraw. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $600,637 and $286,582 at June 30, 2010, and 2009, respectively.

New Accounting Standards Adopted — The accounting standards initially adopted in the 2010 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for plan benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification — The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events — In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 is effective for periods ending after June 15, 2009. The plan has adopted ASC 855 and there was no material impact to the financial statements.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at June 30, 2010 and 2009.

   In accordance with the update to ASC 820 (originally issued as FSP 157-4), the table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at June 30, 2010.

Fair Value Measurements at June 30, 2010
	Level 1	Level 2	Level 3	Total

Common stock
Procter & Gamble Common Stock	$ 762,970,548	$	$	$ 762,970,548
Smucker Common Stock	1,218,474			1,218,474

Total portfolio investments	$ 764,189,022	$	$	$ 764,189,022

Fair Value Measurements at June 30, 2009
	Level 1	Level 2	Level 3	Total

Common stock
Procter & Gamble Common Stock	$ 608,551,740	$	$	$ 608,551,740
Smucker Common Stock	1,123,223			1,123,223

Total portfolio investments	$ 609,674,963	$	$	$ 609,674,963

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	INVESTMENTS

The investments held by the Plan as of June 30, 2010, 2009, and 2008, and the unrealized appreciation (depreciation) for the years ended June 30, 2010, 2009, and 2008, were as follows:

	2010	2009	2008

Number of shares	12,740,650	11,932,119	10,854,763

Cost	$ 676,562,202	$ 607,546,121	$ 545,643,246
Market value	764,189,022	609,674,963	659,543,813

Unrealized appreciation (depreciation)	$ 87,626,820	$ 2,128,842	$ 113,900,567

Increase (decrease) in unrealized
appreciation	$ 85,497,978	$ (111,771,725)	$ (44,904,283)

The realized gain on sales of Company common stock for the years ended June 30, 2010, 2009, and 2008, was determined as follows:

	2010	2009	2008

Proceeds on sales of shares	$ 82,242,195	$ 74,929,225	$ 87,079,553
Cost	69,577,745	70,854,632	54,745,303

Realized gain	$ 12,664,450	$ 4,074,593	$ 32,334,250

The realized gain on sales of Smucker common stock for the years ended June 30, 2010, 2009, and 2008, was determined as follows:

	2010	2009	2008

Proceeds on sales of shares	$ 150,491	$ 156,503	$ 252,717
Cost	64,342	82,446	111,656

Realized gain	$ 86,149	$ 74,057	$ 141,061

5.	RELATED-PARTY TRANSACTIONS

At June 30, 2010 and 2009, the Plan held 12,720,416 and 11,909,036 shares, respectively, of Company common stock with a cost basis of $675,861,173 and $606,780,750, respectively. During the years ended June 30, 2010, 2009, and 2008, the Company contributed $37,418,424, $37,448,405, and $37,171,944, respectively, to the Plan on behalf of participating employees.

During the years ended June 30, 2010, 2009, and 2008, the Plan recorded dividend income from Company common stock of $18,223,005, $14,904,501, and $11,731,434, respectively.

During the years ended June 30, 2010, 2009, and 2008, the Plan’s investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value by $98,002,836, $(107,826,302), and $(11,738,512), respectively.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

7.	FEDERAL INCOME TAX STATUS

The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b)(4) thereof. The Company believes that the trustee should be viewed as a direct custodian, and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of Company common stock held for their account under the Plan.

   Plan management believes that the participating employees should be treated as the beneficial owners of the shares of Company and Smucker common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Company with respect to these shares.

THE PLAN.  Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on September 28, 2010.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

By:  /s/ Judy Virzi
Judy Virzi
Manager
Stock Plan Administer

EXHIBIT INDEX

Exhibit No.

       23                                                      Consent of Deloitte & Touche LLP

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-108997, 333-44034, and 33-47656 on
Form S-8 of our report dated September 28, 2010, appearing in this Annual Report on Form 11-K of the Procter & Gamble
International Stock Ownership Plan for the year ended June 30, 2010.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Cincinnati, Ohio
September 28, 2010